Call to General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 7, 2026.

Pampa Energía S.A. calls a General Ordinary and Extraordinary Shareholders’ Meeting of the Company to be held on April 7, 2026, at 11 a.m., at the first call, and in the case of the General Ordinary Shareholders’ Meeting, at noon, a second call to be held virtually according to the terms of the article 30 of the Company’s bylaws by Microsoft Teams to deal with the following Agenda:

1)	Appointment of shareholders to approve and sign the Meeting minutes.

2)	Consideration of the Company’s Balance Sheet, Statement of Comprehensive Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, Notes, Independent Auditor’s Report, Supervisory Committee’s Report, Annual Report and Report on Compliance with the Corporate Governance Code, Management’s Discussion and Analysis required by the Regulations of the Argentine Securities Commission and the additional information required by the applicable rules, all for the fiscal year ended December 31, 2025.

3)	Consideration of the results for the year and allocation thereof (upon dealing with this item, the Meeting will qualify as an Extraordinary Shareholders’ Meeting in accordance with Article 70 of the Argentine Corporations Law No 19,550).

4)	Consideration of the Director’s and Supervisory Committee’s performance for the fiscal year ended December 31, 2025.

5)	Consideration of the Director’s fees for the fiscal year ended December 31, 2025, within the 5% legal limit in relation to profits in accordance with Article 261 of Argentine Law No. 19,550 and the regulations of the Argentine Comisión Nacional de Valores and the Supervisory Committee’s fees for the fiscal year ended December 31, 2025.

6)	Consideration of fees payable to the Independent Auditor.

7)	Appointment of Regular and Alternate Directors.

8)	Appointment of Regular Independent Auditor and Alternate Independent Auditor who shall render an opinion on the financial statements for the fiscal year started on January 1, 2026.

9)	Determination of fees payable to the Regular Independent Auditor and Alternate Independent Auditor who shall render an opinion on the financial statements for the fiscal year commenced on January 1, 2026.

10)	Consideration of allocation of a budgetary item for the operation of the Audit Committee.

11)	Consideration of the extension of the term of the $2,100,000,000 global note program for the issuance of convertible and non-convertible obligaciones negociables (the “Program”). Delegation of Authority.

12)	Consideration of the reduction of the Company’s share capital and the corresponding cancellation of treasury shares held by the Company and its subsidiaries as of the business day immediately preceding the date of the Shareholders’ Meeting (for the consideration of this item, the Meeting shall be held as an Extraordinary Meeting).

13)	Grant of authorizations to carry out the proceedings and filings necessary to obtain the relevant registrations.

NOTE 1: Shareholders shall send the relevant certificates evidencing the balance of their book-entry accounts, issued to such effect by Caja de Valores S.A., to Maipú 1, Ground Floor, City of Buenos Aires or by e-mail to legalcorporativo@pampa.com, on any business day from 10.00 a.m. to 6.00 p.m. until and including March 30, 2026. NOTE 2: According to the provisions of the Regulations of the Argentine Securities Commission, as amended in 2013, when enrolling to participate at the Meeting, the Shareholder shall report the following data: first and last name or complete corporate name; type and personal identity document number in the case of natural persons or registration data in the case of legal entities, expressly indicating the Registry where they are registered with and its jurisdiction, domicile and type of address and phone and e-mail. The same information must be filed by any person who attends the Meeting as representative of a shareholder. NOTE 3: The Meeting will be held by Microsoft Teams that guarantees: (i) accessibility to all registered shareholders, with voice and vote; (ii) simultaneous transmission of sound, images and words through the Meeting; and (iii) the recording of the Meeting with digital support. We will send the instructions to connect to the Meeting to those who registered to the above-mentioned email. Proxys must be sent FIVE (5) working days in advance of the Meeting to our email informed in item 1. NOTE 4: Shareholders are hereby reminded that, following the Regulations of the Argentine Securities Commission, as amended in 2013, in the event of shareholders that are entities organized abroad, information shall be given about the ultimate beneficial owners of the shares that comprise the capital stock of the foreign Company and the number of shares that they shall vote, stating first and last name, nationality, actual domicile, date of birth, national identity document or passport number, taxpayer identification number (CUIT), worker’s identification number (CUIL) or any other form of tax identification and occupation. NOTE 5: In addition, if the Shareholder is a trust or any other similar entity, or a foundation or any other similar entity, whether public or private, it shall be required to comply with Section 26, Chapter II, Title II of the Regulations of the Argentine Securities Commission, as amended in 2013. NOTE 6: The Shareholders are hereby required to be present at least 15 minutes in advance of the time scheduled for holding the Meeting.

María Agustina Montes

Head of Markets Relations